EXHIBIT 4.1

DESCRIPTION OF SECURITIES

References to the “Company” herein are, unless the context otherwise indicates, only to General Enterprise Ventures, Inc. and not to any of its subsidiaries.

Description of Capital Stock

General

The following is a summary of information concerning capital stock of the Company. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Company’s Articles of Incorporation (“Charter”) and Bylaws (the “Bylaws”), and are entirely qualified by these documents.

Common Stock

Shares Outstanding. The Company is authorized to issue up to 990 million shares of common stock, par value $.0001 per share (the “Common Stock”).

Dividends. Subject to prior dividend rights of the holders of any shares of preferred stock of the Company (“Preferred Stock”), holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Company’s Board of Directors (the “Board”) out of funds legally available for that purpose. Wyoming law allows a corporation to pay dividends only out of surplus, as determined under Wyoming law.

Voting Rights. Each share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of Common Stock do not have cumulative voting rights. This means a holder of a single share of Common Stock cannot cast more than one vote for each position to be filled on the Board.

Other Rights. In the event of any liquidation, dissolution or winding up of the Company, after the satisfaction in full of the liquidation preferences of holders of any shares of Preferred Stock, holders of shares of Common Stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of Common Stock are not subject to redemption by operation of a sinking fund or otherwise.

Fully Paid. The issued and outstanding shares of Common Stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of Common Stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of Common Stock that the Company may issue in the future will also be fully paid and non-assessable.

Preferred Stock

Shares Outstanding. The Company is authorized to issue up to 10 million shares of Preferred Stock, par value $.001 per share. The Company has designated 10 million shares of its Preferred Stock as Series A Convertible Preferred Stock with the following rights and privileges.

Dividends. Holders of shares of Series A Convertible Preferred Stock are not entitled to receive dividends.

Voting Rights. Each share of Series A Convertible Preferred Stock is entitled to 1,000 votes on all matters submitted to a vote of stockholders. Holders of shares of Series A Convertible Preferred Stock do not have cumulative voting rights. This means a holder of a single share of Series A Convertible Preferred Stock cannot cast more than one vote for each position to be filled on the Board.

Other Rights. In the event of any liquidation, dissolution or winding up of the Company, after the satisfaction in full of the liquidation preferences of holders of any shares of senior Preferred Stock, holders of shares of Series A Convertible Preferred Stock are entitled to a liquidation preference of $.001 per share of the remaining assets available for distribution to stockholders. The shares of Series A Convertible Preferred Stock are not subject to redemption by operation of a sinking fund or otherwise.

Fully Paid. The issued and outstanding shares of Series A Convertible Preferred Stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of Series A Convertible Preferred Stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares.